Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

TOWER SEMICONDUCTOR LTD.

July 2, 2026

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
							FOR	AGAINST	ABSTAIN
1.	TO ELECT each of the ten director nominees named below to serve as members of the Board of Directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected and approve the terms of their cash compensation in such capacity (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger), as described in Proposal 1 of the Proxy Statement.				2.
TO APPOINT Mr. Amir Elstein as the Chairman of the Company’s Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.
							☐	☐	☐

		FOR	AGAINST	ABSTAIN
	Amir Elstein	☐	☐	☐
					3.	TO APPROVE the Amended and Restated Compensation Policy, in the form attached as Exhibit A to the Proxy Statement	☐	☐	☐
	Russell C. Ellwanger	☐	☐	☐

	Kalman Kaufman	☐	☐	☐
					4.	TO APPROVE the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 4 of the Proxy Statement	☐	☐	☐
	Dana Gross	☐	☐	☐

	Yoav Z. Chelouche	☐	☐	☐
					5.	TO APPROVE the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement	☐	☐	☐
	Iris Avner	☐	☐	☐

	Dr. Michal Vakrat Wolkin	☐	☐	☐
6.
TO APPROVE the grant of an equity award to each member of the Company’s Board of Directors serving in such capacity immediately following the Meeting (other than Amir Elstein and Russell Ellwanger), as described in Proposal 6 of the Proxy Statement
							☐	☐	☐
	Avi Hasson	☐	☐	☐

	Sagi Ben Moshe	☐	☐	☐

	Carolin Seward	☐	☐	☐
7.
TO APPROVE the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2026, and for the period commencing January 1, 2027 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remu-neration of such firm in accordance with the volume and nature of its services.
							☐	☐	☐

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☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

TOWER SEMICONDUCTOR LTD.

Annual General Meeting of Shareholders
To be Held on Thursday, July 2, 2026

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Dina Back Frimer and Nati Somekh, each with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the ordinary shares, par value NIS 15.00 per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company located at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, July 2, 2026, at 3:00 p.m. (Israel time) and all adjournments and postponements thereof (the "Meeting").

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, the shares represented by this proxy will be voted FOR the election of each of the director nominees and their cash compensation under Proposal 1 and FOR each of the other proposals.

EACH SHAREHOLDER VOTING ON PROPOSALS 3, 4 AND 5 WILL BE DEEMED TO HAVE CONFIRMED THAT HE/SHE/IT DOES NOT HAVE A “PERSONAL INTEREST” (AS DEFINED IN THE PROXY STATEMENT) IN SUCH PROPOSALS, UNLESS THE SHAREHOLDER HAS DELIVERED A WRITTEN NOTICE TO THE COMPANY NOTIFYING OF THE EXISTENCE OF A PERSONAL INTEREST NO LATER THAN 10:00 A.M. (ISRAEL TIME) ON JULY 2, 2026. ANY SUCH WRITTEN NOTICE MUST BE SENT TO THE COMPANY, VIA REGISTERED MAIL, AT THE COMPANY’S OFFICES AT 20 SHAUL AMOR STREET, RAMAT GAVRIEL INDUSTRIAL PARK, POST OFFICE BOX 619, MIGDAL HAEMEK 2310502, ISRAEL; ATTENTION: CORPORATE COUNSEL.

(Continued and to be signed on the reverse side)